Exhibit 12 TELEPHONE AND DATA SYSTEMS, INC. RATIOS OF EARNINGS TO FIXED CHARGES For the Nine Months ended September 30, 2003 (Dollars in Thousands)

EARNINGS:
Income before income taxes and minority interest	$147,041
Add (Deduct):
Earnings on Equity Method Investments	(37,911)
Distributions from Minority Subsidiaries	21,685
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(9,289)

121,526
Add fixed charges:
Consolidated interest expense	145,635
Interest Portion (1/3) of Consolidated Rent Expense	20,596

$287,757

FIXED CHARGES:
Consolidated interest expense	$145,635
Interest Portion (1/3) of Consolidated Rent Expense	20,596

$166,231

RATIO OF EARNINGS TO FIXED CHARGES	1.73

Tax-Effected Preferred Dividends	$535
Fixed Charges	166,231

Fixed Charges and Preferred Dividends	$166,766

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	1.73